Filed Pursuant to Rule 424(b)(3)
Registration No. 333-253114

PROSPECTUS SUPPLEMENT NO. 11
(to Prospectus dated March 30, 2021)

ADVENT TECHNOLOGIES HOLDINGS, INC.

Primary Offering Of
26,392,355 Shares of Common Stock

Secondary Offering of
23,210,601 Shares of Common Stock
4,340,278 Warrants to Purchase Common Stock

This prospectus supplement amends and supplements the prospectus dated March 30, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-253114). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 18, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of (i) 22,052,077 shares of our common stock that may be issued upon exercise of warrants to purchase common stock at an exercise price of $11.50 per share (the “public warrants”) issued by AMCI Acquisition Corp. (“AMCI”) in its initial public offering; (ii) 3,940,278 shares of our common stock that may be issued upon exercise of placement warrants at an exercise price of $11.50 per share that were originally sold to AMCI Sponsor LLC (the “Sponsor”) in a private placement consummated simultaneously with AMCI’s IPO (the “placement warrants”); and (iii) up to an aggregate of 400,000 shares of our common stock that may be issued upon the exercise of the working capital warrants at an exercise price of $11.50 per share that were issued to the Sponsor in connection with loans made by it to AMCI prior to the closing of the Business Combination (as defined below), (the “working capital warrants” and, together with the placement warrants and the public warrants, the “warrants”).

The Prospectus and this prospectus supplement also relate to the offer and sale, from time to time, by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or any of their permitted transferees, of (i) up to an aggregate of 6,500,000 shares of our common stock that were issued to certain investors (collectively, the “PIPE Investors”) in a private placement in connection with the closing of the Business Combination; (ii) up to an aggregate of 12,370,323 shares of our common stock otherwise held by the Selling Securityholders; (iii) up to an aggregate of 3,940,278 shares of our common stock that may be issued upon exercise of the placement warrants held by the Selling Securityholders; (iv) up to an aggregate of 400,000 shares of our common stock that may be issued upon the exercise of the working capital warrants held by the Selling Securityholders and (v) up to an aggregate of 3,940,278 placement warrants and 400,000 working capital warrants held by the Selling Securityholders, as further described in the Prospectus. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

Our common stock and warrants are listed on Nasdaq under the symbols “ADN” and “ADNWW”, respectively. On August 16, 2021, the closing price of our common stock was $6.81 per share and the closing price of our warrants was $0.99 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 12 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 18, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 13, 2021

Advent Technologies Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-38742	83-0982969
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 Clarendon Street
Boston, MA 02116
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (617) 655-6000

Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)
☐	Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))
☐	Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e− 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, par value $0.0001 per share	ADN	The Nasdaq Stock Market LLC
Warrants to purchase one share of common stock, each at an exercise price of $11.50	ADNWW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 13, 2021, Advent Technologies Holdings, Inc., a Delaware corporation (the “Company”), entered into an employment agreement (the “Employment Agreement”) with Kevin Brackman to serve as the Company’s Chief Financial Officer. The effective date of the Employment Agreement is July 2, 2021, and supersedes in its entirety that certain offer letter entered into between the Company and Mr. Brackman, dated July 2, 2021.

The Employment Agreement provides for an annual base salary of $375,000, an annual target bonus equal to 100% of base salary, with the actual amount of such bonus to be determined by the Board of Directors of the Company (the “Board”) in its discretion based on individual and Company performance against goals established by the Board in consultation with Mr.  Brackman, and a $40,000 relocation expense benefit.  The Employment Agreement also provides for participation in the Company’s Equity Incentive Plan (“EIP”), with any grants thereunder to be determined in the discretion of the Board.

Under the Employment Agreement, if Mr. Brackman’s employment is terminated by the Company without cause or Mr. Brackman resigns for good reason (each, a “Qualifying Termination”), Mr. Brackman is entitled to receive an aggregate amount equal to one (1) times annual base salary plus target bonus, payable in substantially equal installments over the period of twelve (12) months following the date of termination, and  continued health and life insurance benefits for a period of twelve (12) months following the date of termination, subject to possible early termination if  Mr. Brackman and his dependents are no longer eligible to continue such coverage.

If a Qualifying Termination occurs within twelve (12) months following or sixty (60) days prior to a change of control, Mr. Brackman is entitled to receive an aggregate amount equal to two (2) times annual base salary plus target bonus, payable in substantially equal installments over the period of twelve (12) months following the date of termination, and continued health and life insurance benefits for a period of eighteen (18) months following the date of termination, subject to possible early termination if  Mr. Brackman and his dependents are no longer eligible to continue such coverage. Under the Employment Agreement, Mr. Brackman is not entitled to any tax gross-up payment for any “golden parachute” excise tax on change of control benefits, but payments and benefits to Mr. Brackman would be reduced if and to the extent the reduction is more favorable to Mr. Brackman on an after-tax basis.

Under the Employment Agreement, Mr. Brackman agreed to non-competition restrictions for twelve (12) months following the termination of his employment, non-solicitation restrictions for eighteen (18) months following the termination of his employment, and certain other customary terms, including with respect to protection of confidential information, protection of documents, and assignment of intellectual property rights. The severance benefits described above are conditioned on compliance with these covenants.

The foregoing description of the Employment Agreement does not purport to be complete, and is qualified in its entirety by reference to the Employment Agreement, which is included as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference in this Item 5.02.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibit.

Exhibit No.	Description
10.1	Employment Agreement, dated as of August 13, 2021, by and between Advent Technologies Holdings, Inc. and Kevin Brackman.
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 18, 2021

Advent Technologies Holdings, Inc.

By:	/s/ Vassilios Gregoriou
Name:	Vassilios Gregoriou
Title:	Chairman and Chief Executive Officer

EXHIBIT 10.1

Employment Agreement

This EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into as of August 13, 2021 by and between Advent Technologies, Inc. (the “Company”) and Kevin Brackman (the “Executive”).  This Agreement and the Executive’s employment with the Company shall be effective as of July 2, 2021 (“Effective Date”).

WHEREAS, the Executive possesses certain experience and expertise that qualifies him to provide the direction and leadership required by the Company; and

WHEREAS, the Company desires to employ the Executive and the Executive wishes to accept such employment;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and intending to be legally bound hereby, the Company and the Executive agree as follows:

1.
Position and Duties.

(a)
Effective as of the date set forth above, the Executive will be employed by the Company, on a full-time basis, as its Chief Financial Officer.

(b)
The Executive’s duties, authorities, and responsibilities shall be those typical of a Chief Financial Officer of a company with the size and scope of the Company.  The Executive agrees that, while employed by the Company, he will devote his reasonable best efforts, business judgment, skill and knowledge to the advancement of the business interests of the Company and its Affiliates and to the discharge of his duties and responsibilities for them.  Notwithstanding the foregoing, the Executive may (i) serve on the managing boards of for-profit or not-for-profit entities with the prior approval of the Board of Directors of the Company (including any committees thereof (subject to Nasdaq requirements), the “Board”), (ii) participate in charitable, community, trade, or industry groups and activities and, (iii) engage in personal investment activities, in each case to the extent such activities, individually or in the aggregate, do not materially interfere with the performance of the Executive’s duties under this Agreement, create a conflict of interest, or violate any provision of Section 3 of this Agreement.

(c)
The Executive agrees that, while employed by the Company, he will comply in all material respects with all Company policies, practices and procedures and all codes of ethics or business conduct applicable to his position, as in effect from time to time.

2.
Compensation and Benefits.  During the Executive’s employment hereunder, as compensation for all services performed by the Executive for the Company and its Affiliates, the Company will provide the Executive the following compensation and benefits:

(a)
Base Salary.   The Company will pay the Executive a base salary at the rate of $375,000 (Three Hundred and Seventy-Five Thousand Dollars) per year, payable in monthly installments in accordance with the regular payroll practices of the Company and subject to increase (but not decrease) from time to time by the Board in its discretion (as adjusted, from time to time, the “Base Salary”).

(b)
Bonus Compensation.  For each fiscal year completed during the Executive’s employment under this Agreement, beginning with fiscal year 2021, the Executive will be eligible to earn an annual bonus.  The Executive’s target bonus will be 100% (one hundred percent) of the Base Salary (the “Target Bonus”), with the actual amount of any such bonus to be determined by the Board in its discretion, based on the Executive’s performance and the Company’s performance against goals established by the Board in consultation with the Executive.  In order to receive any annual bonus hereunder, the Executive must be employed through the last day of the fiscal year to which such bonus relates, except as provided in Sections 5(b) and 5(c) below.  Any bonus earned will be payable not later than two and one-half (2.5) months following the close of the fiscal year to which such bonus relates.

(c)
Participation in Employee Benefit Plans.  The Executive will be entitled to participate in all employee benefit plans from time to time in effect for senior executives of the Company generally, except to the extent such plans are duplicative of benefits otherwise provided to the Executive under this Agreement (e.g., a severance pay plan).  The Executive’s participation will be subject to the terms of the applicable plan documents and generally applicable Company policies, as the same may be in effect from time to time, and any other restrictions or limitations imposed by law.

(d)
Participation in Equity Incentive Plan.  The Executive will be eligible to participate in any plan or program under which the Company provides equity-based awards, with any grants under such plans or programs to be determined in the sole discretion of the Board.

(e)
Vacation.  The Executive will be entitled to accrue twenty-five (25) days of vacation per year, in addition to holidays observed by the Company.  Vacation may be taken at such times and intervals as the Executive shall determine, subject to the business needs of the Company.  Vacation shall otherwise be subject to the policies of the Company, as in effect from time to time.

(f)
Relocation Expense.  The Executive will receive a lump-sum payment of $40,000 as a relocation expense benefit contingent upon the Executive’s execution of the Company’s Moving and Relocations Expense Agreement.  The Company’s Human Resources Director shall provide the Moving and Relocations Expense Agreement to the Executive following the execution of this Agreement.

(g)
Business Expenses.  The Company will pay or reimburse the Executive for all reasonable business expenses incurred or paid by the Executive in the performance of his duties and responsibilities for the Company, subject to any maximum annual limit and other restrictions on such expenses set by the Company and to such reasonable substantiation and documentation as may be specified by the Company from time to time.  The Executive’s right to payment or reimbursement hereunder shall be subject to the following additional rules: (i) the amount of expenses eligible for payment or reimbursement during any calendar year shall not affect the expenses eligible for payment or reimbursement in any other calendar year, (ii) payment or reimbursement shall be made not later than December 31 of the calendar year following the calendar year in which the expense or payment was incurred and (iii) the right to payment or reimbursement shall not be subject to liquidation or exchange for any other benefit.

3.
Confidential Information and Restricted Activities.

(a)
Confidential Information.  During the course of the Executive’s employment with the Company, the Executive has learned and will continue to learn of Confidential Information, and has developed and will continue to develop Confidential Information on behalf of the Company and its Affiliates.  The Executive agrees that he will not use or disclose to any Person (except as required by applicable law or for the proper performance of his regular duties and responsibilities for the Company) any Confidential Information obtained by the Executive incident to his employment or any other association with the Company or any of its Affiliates; provided, however, that the provisions of this Section 3(a) will not prohibit (A) disclosure to the Executive’s legal or financial advisors to the extent reasonably required in connection with their services to the Executive, provided such advisers agree not to further disclose such information; (B) retention of any documents relating to the Executive’s compensation, benefits or ongoing obligations to the Company or any of its Affiliates and any information reasonably required for tax preparation purposes; or (C) any disclosure made in connection with the enforcement of any right or remedy relating to this Agreement.  The Executive agrees that this restriction will continue to apply after his employment terminates, regardless of the reason for such termination.  For the avoidance of doubt, (i) nothing contained in this Agreement limits, restricts or in any other way affects the Executive’s communicating with any governmental agency or entity, or communicating with any official or staff person of a governmental agency or entity, concerning matters relevant to such governmental agency or entity and (ii) the Executive will not be held criminally or civilly liable under any federal or state trade secret law for disclosing a trade secret (y) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, solely for the purpose of reporting or investigating a suspected violation of law, or (z) in a complaint or other document filed under seal in a lawsuit or other proceeding; provided, however, that notwithstanding this immunity from liability, the Executive may be held liable if he unlawfully accesses trade secrets by unauthorized means.

(b)
Protection of Documents.  All documents, records and files, in any media of whatever kind and description, relating to the business, present or otherwise, of the Company or any of its Affiliates, and any copies, in whole or in part, thereof (the “Documents”), whether or not prepared by the Executive, shall be the sole and exclusive property of the Company.  The Executive agrees to safeguard all Documents and to surrender to the Company, at the time his employment terminates or at such earlier time or times as the Board or its designee may specify, all Documents then in his possession or control.  The Executive also agrees to disclose to the Company, at the time his employment terminates or at such earlier time or times as the Board or its designee may specify, all passwords necessary or desirable to obtain access to, or that would assist in obtaining access to, any information which the Executive has password-protected on any computer equipment, network or system of the Company or any of its Affiliates.

(c)
Assignment of Rights to Intellectual Property.  The Executive shall promptly and fully disclose all Intellectual Property to the Company.  The Executive hereby assigns and agrees to assign to the Company (or as otherwise directed by the Company) his full right, title and interest in and to all Intellectual Property.  The Executive agrees to execute any and all applications for domestic and foreign patents, copyrights or other proprietary rights and to do such other acts (including without limitation the execution and delivery of instruments of further assurance or confirmation) requested by the Company to assign the Intellectual Property to the Company (or as otherwise directed by the Company) and to permit the Company to enforce any patents, copyrights or other proprietary rights to the Intellectual Property.  The Executive will not charge the Company or any of its Affiliates for time spent in complying with these obligations but will be entitled to reimbursement for reasonably expenses incurred or paid by the Executive in connection with the same.  All copyrightable Intellectual Property that the Executive creates during his employment shall be considered “work made for hire” and shall, upon creation, be owned exclusively by the Company.

(d)
Restricted Activities.  The Executive agrees that the following restrictions on his activities during and after his employment are necessary to protect the goodwill, Confidential Information, trade secrets and other legitimate interests of the Company and its Affiliates.  Therefore, in consideration of the Non-Competition Payments (as defined below), the Executive’s continued employment with the Company, and the Executive being granted access to the trade secrets, other Confidential Information and good will of the Company and its Affiliates, the Executive agrees as follows:

(i)
Non-Competition.

(1)
While the Executive is employed by the Company and during the twelve (12)-month period immediately following termination of employment, except termination due to layoff or termination by the Company without Cause (in the aggregate, the “Non-Competition Period”), the Executive will not, in any way involving the Services, directly or indirectly, whether as owner, partner, investor, consultant, agent, employee, co-venturer or otherwise, engage in or compete with, or undertake any planning to engage in or compete with, any business conducted or in active planning to be conducted by the Company or any of its Affiliates at any time during the Executive’s employment with the Company or, with respect to the portion of the Non-Competition Period that follows termination of the Executive’s employment, at the time of such termination, in the Restricted Area.

(2)
Notwithstanding the foregoing, this Section 3(d)(i) will apply following termination of the Executive’s employment only if (i) the Company does not waive the restrictions set forth in Section 3(d)(i) at the time of termination and (ii) the Company pays the Executive at a rate equal to 50% of the Executive’s highest annualized base salary within the two (2) years immediately preceding termination of the Executive’s employment for the duration of the Non-Competition Period that follows such termination (the “Non-Competition Payments”); provided that the Executive’s right to receive and retain any Non-Competition Payments is conditioned on the Executive’s compliance in full with this Section 3(d)(i) following termination of the Executive’s employment; and provided, further, that any Severance Payments that the Executive is eligible to receive with respect to any given pay period pursuant to Sections 5(b) or 5(c) below (as applicable) shall be reduced by the amount of any Non-Competition Payments the Executive receives with respect to the same pay period.  For the avoidance of doubt, if the Company elects to waive the restrictions set forth in this Section 3(d)(i) at the time of termination, it will have no obligation to pay the Executive any Non-Competition Payments.  Any Non-Competition Payments that the Company elects to pay the Executive will be payable as salary continuation in accordance with the Company’s regular payroll practices, consistent with the requirements for the payment of wages under section 148 of chapter 149 of the Massachusetts general laws.

(ii)
Business Partner Non-Solicitation.  While the Executive is employed by the Company and during the eighteen (18)-month period immediately following termination of employment, regardless of the reason therefor (in the aggregate, the “Non-Solicitation Period”), the Executive will not, directly or indirectly, (a) solicit or encourage any customer, vendor, supplier or other business partner of the Company or any of its Affiliates to terminate or diminish his, her or its relationship with any of them or (b) seek to persuade any such customer, vendor, supplier or other business partner, or any prospective customer, vendor, supplier, or other business partner of the Company or any of its Affiliates, to conduct with anyone else any business or activity which such business partner or prospective business partner conducts or could conduct with the Company or any of its Affiliates; provided, however, that these restrictions shall apply (y) only with respect to those Persons who are or have been a business partner of the Company or any of its Affiliates at any time within the twelve (12)-month period immediately preceding the activity restricted by this Section 3(d)(ii) or whose business has been solicited on behalf of the Company or any of its Affiliates by any of their officers, employees or agents within such twelve (12)-month period, other than by form letter, blanket mailing or published advertisement, and (z) only if the Executive has performed work for such Person during his employment with the Company or any of its Affiliates or been introduced to, or otherwise had contact with, such Person as a result of his employment or other associations with the Company or one of its Affiliates or has had access to Confidential Information which would assist in his solicitation of such Person.

(iii)
Employee Non-Solicitation.  During the Non-Solicitation Period, the Executive will not, directly or indirectly, (a) hire or engage, or solicit for hiring or engagement, any employee of the Company or any of its Affiliates or seek to persuade any such employee to discontinue employment or (b) solicit or encourage any independent contractor providing services to the Company or any of its Affiliates to terminate or diminish his, her or its relationship with any of them.  For the purposes of this Section 3(d)(iii), an “employee” or an “independent contractor” of the Company or any of its Affiliates is any Person who was such at any time during the twelve (12)-month period immediately preceding the activity restricted by this Section 3(d)(iii).  Notwithstanding the foregoing, nothing contained herein shall prohibit or restrict Executive from (1) engaging in any general solicitation not targeted at any employee of the Company or any of its Affiliates, including non-directed executive searches or placing general advertisements for employees in newspapers or other media of general circulation, or (2) hiring such Persons who have not been employees of the Company or any of its Affiliates for at least six (6) months prior to the time of hiring.

(e)
In signing this Agreement, the Executive gives the Company assurance that the Executive has carefully read and considered all the terms and conditions of this Agreement, including the restraints imposed on the Executive under this Section 3.  The Executive agrees without reservation that these restraints are necessary for the reasonable and proper protection of the Company and its Affiliates, and that each and every one of the restraints is reasonable in respect to subject matter, length of time and geographic area.  The Executive further agrees that, were the Executive to breach any of the covenants contained in this Section 3, the damage to the Company and its Affiliates would be irreparable.  The Executive therefore agrees that the Company, in addition and not in the alternative to any other remedies available to it, shall be entitled to preliminary and permanent injunctive relief against any breach or threatened breach by the Executive of any such covenants, without having to post bond.  The Executive further agrees that the Non-Solicitation Period shall be tolled, and shall not run, during the period of any breach by the Executive of any of the covenants contained in Section 3(d)(ii) or 3(d)(iii) above.  The Executive and the Company further agree that, in the event that any provision of this Section 3 is determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a time, too large a geographic area or too great a range of activities, that provision shall be deemed to be modified to permit its enforcement to the maximum extent permitted by law.  It is also agreed that each of the Company’s Affiliates shall have the right to enforce all of the Executive’s obligations to that Affiliate under this Agreement, including without limitation pursuant to this Section 3.  No claimed breach of this Agreement or other violation of law attributed to the Company or any of its Affiliates, or change in the nature or scope of the Executive’s employment or other relationship with the Company or any of its Affiliates, shall operate to excuse the Executive from the performance of his obligations under this Section 3.

4.
Termination of Employment.   The Executive’s employment under this Agreement shall continue until terminated pursuant to this Section 4.

(a)
By the Company For Cause.  The Company may terminate the Executive’s employment for Cause upon notice to the Executive setting forth in reasonable detail the nature of the Cause following a formal vote of the Board carrying at least a three-quarters (3/4) majority.  For purposes of this Agreement, “Cause” shall mean the occurrence of any of the following:  (i) the Executive’s material failure to perform (other than by reason of disability), or gross negligence in the performance of, the Executive’s duties and responsibilities to the Company or any of its Affiliates, which material failure or gross negligence, if capable of cure, is not cured by the Executive within thirty (30) days following the Board’s notice to the Executive of such material failure or gross negligence; (ii) the Executive’s material breach of any provision of this Agreement or any other written agreement by and between the Executive and the Company or any of its Affiliates, which material breach, if capable of cure, is not cured by the Executive within thirty (30) days following the Board’s notice to the Executive of such material breach; (iii) the Executive’s indictment for, or plea of nolo contendere to, a felony or other crime involving moral turpitude; (iv) other willful misconduct by the Executive with respect to his duties and responsibilities to the Company or any of its Affiliates that is or could reasonably be expected to be materially harmful to the business interests or reputation of the Company or any of its Affiliates; or (v) solely for purposes of Section 3(d)(i), the Executive’s violation of or disregard for any rule, procedure or policy of the Company or any of its Affiliates, or any other reasonable basis for Company dissatisfaction with the Executive, including for reasons such as lack of capacity or diligence, failure to conform to usual standards of conduct, or other culpable or inappropriate behavior.

(b)
By the Company Without Cause. The Company may terminate the Executive’s employment at any time other than for Cause upon notice to the Executive.

(c)
By the Executive for Good Reason.  The Executive may terminate his employment for Good Reason, provided that (i) the Executive provides written notice to the Company, setting forth in reasonable detail the nature of the condition giving rise to Good Reason, within sixty (60) days of the initial existence of such condition, (ii) the condition remains uncured by the Company for a period of thirty (30) days following such notice and (iii) the Executive terminates his employment, if at all, not later than sixty (60) days after the expiration of such cure period.  For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following without the Executive’s consent:  (A) a reduction in the Executive’s Base Salary or Target Bonus opportunity; (B) a material diminution in the Executive’s authority, duties or responsibilities; (C) a relocation of the Executive’s principal office by more than thirty (30) miles; or (D) a material breach by the Company of this Agreement or any other material agreement between the Executive and the Company.

(d)
By the Executive Without Good Reason.  The Executive may terminate his employment without Good Reason at any time upon sixty (60) days’ notice to the Company.  The Board may elect to waive such notice period or any portion thereof but, in  such event, will pay to the Executive the Base Salary for the period so waived.

(e)
Death and Disability.  The Executive’s employment hereunder shall automatically terminate in the event of the Executive’s death during employment.  The Company may terminate the Executive’s employment, upon notice to the Executive, in the event that the Executive becomes disabled during his employment hereunder through any illness, injury, accident or condition of either a physical or psychological nature and, as a result, is unable to perform substantially all of his duties and responsibilities hereunder (notwithstanding the provision of any reasonable accommodation) for a period of one hundred and eighty (180) days during any period of three hundred sixty-five (365) consecutive days.  If any question shall arise as to whether the Executive is disabled to the extent that he is unable to perform substantially all of his duties and responsibilities for the Company and its Affiliates, the Executive shall, at the Company’s request, submit to a medical examination by a physician selected by the Company to whom the Executive or the Executive’s guardian, if any, has no reasonable objection to determine whether the Executive is so disabled, and such determination shall for purposes of this Agreement be conclusive of the issue.

5.
Other Matters Related to Termination.

(a)
Final Compensation.  In the event of termination of the Executive’s employment with the Company, howsoever occurring, the Company shall pay the Executive (i) the Base Salary for the final payroll period of his employment, through the date his employment terminates; (ii) compensation at the rate of the Base Salary for any vacation time earned but not used as of the date his employment terminates; (iii) any earned but unpaid annual bonus for the year prior to the year in which his employment terminates (which shall be paid at the same time that annual bonuses for such year are paid to similarly-situated active employees of the Company); and (iv) reimbursement, in accordance with Section 2(e) hereof, for business expenses incurred by the Executive but not yet paid to the Executive as of the date his employment terminates, provided that the Executive submits all expenses and supporting documentation required within sixty (60) days of the date his employment terminates, and provided further that such business expenses are reimbursable under Company policies then in effect (all of the foregoing, “Final Compensation”).  Except as otherwise provided in Section 5(a)(iii) or 5(a)(iv), Final Compensation will be paid to the Executive within thirty (30) days following the date of termination or such shorter period required by law.

(b)
Severance Payments.  In the event of any termination of the Executive’s employment pursuant to Section 4(b) or Section 4(c) above, except as provided in Section 5(c) below, the Executive will be eligible to receive the following severance benefits:

(i)
The Company will pay the Executive, in addition to Final Compensation, an aggregate amount equal to one (1) times the Base Salary plus the Target Bonus, payable in substantially equal installments over the period of twelve (12) months following the date of termination; and

(ii)
Subject to the Executive’s timely election of continuation coverage under the Company’s group medical, dental, or vision plans pursuant to the federal law known as “COBRA” or similar state law, the Company will pay the Executive a cash amount equal (after all applicable taxes are paid) to the monthly premium cost of such coverage for the Executive (and his dependents, if applicable) until the earlier of (A) the date that is twelve (12) months from the date the Executive’s employment terminates or (B) the date that the Executive (and his dependents, if applicable) are no longer eligible to continue such coverage under COBRA.

(c)
Severance Payments Upon a Change of Control.  In the event of any termination of the Executive’s employment pursuant to Section 4(b) or Section 4(c) above within (x) 12 months following a Change of Control or (y) within the sixty (60) day period prior to the date of a Change of Control where the Change in Control was under consideration at the time of the Executive’s termination, the Executive will be eligible to receive the following severance benefits in lieu of any severance benefits of any kind under Section 5(b):

(i)
The Company will pay the Executive, in addition to Final Compensation, an aggregate amount equal to two (2) times the Base Salary plus the Target Bonus, payable in substantially equal installments over the period of twelve (12) months following the date of termination; and

(ii)
Subject to the Executive’s timely election of continuation coverage under the Company’s group medical, dental, or vision plans pursuant to the federal law known as “COBRA” or similar state law, the Company will pay the Executive a cash amount equal (after all applicable taxes are paid) to the monthly premium cost of such coverage for the Executive (and his dependents, if applicable) until the earlier of (A) the date that is eighteen (18) months from the date the Executive’s employment terminates or (B) the date that the Executive (and his dependents, if applicable) are no longer eligible to continue such coverage under COBRA (subclauses (i) – (ii) of Section 5(b) or 5(c), as applicable, the “Severance Payments”).

(d)
Conditions To And Timing Of Severance Payments.  Any obligation of the Company to provide the Executive the Severance Payments is conditioned on his signing and returning, without revoking, to the Company a timely and effective separation agreement containing a general release of claims and other customary terms in the form provided to the Executive by the Company at the time that the Executive’s employment terminates (the “Separation Agreement”).  The Separation Agreement must become effective, if at all, by the sixtieth (60th) calendar day following the date the Executive’s employment terminates.  Any Severance Payments to which the Executive is entitled will be payable in the form of salary continuation in accordance with the normal payroll practices of the Company.  The first such payment will be made on the Company’s next regular payday following the expiration of sixty (60) calendar days from the date that the Executive’s employment terminates, but will be retroactive to the day following such date of termination.

(f)
Benefits Termination.  Except for any right the Executive may have under the federal law known as “COBRA” or other applicable law to continue participation in the Company’s group health and dental plans at his cost, the Executive’s participation in all employee benefit plans shall terminate in accordance with the terms of the applicable benefit plans based on the date of termination of his employment, without regard to any continuation of the Base Salary or other payment to the Executive following termination of his employment, and the Executive shall not be eligible to earn vacation or other paid time off following the termination of his employment.

(g)
Survival.  Provisions of this Agreement shall survive any termination of employment if so provided in this Agreement or if necessary or desirable to accomplish the purposes of other surviving provisions, including without limitation the Executive’s obligations under Section 3 of this Agreement.  The obligation of the Company to make payments or provide benefits to the Executive under Section 5(b), and the Executive’s right to retain the same, are expressly conditioned upon his continued full performance in all material respects of his obligations under Section 3 of this Agreement.   Upon termination by either the Executive or the Company, all rights, duties and obligations of the Executive and the Company to each other shall cease, except as otherwise expressly provided in this Agreement.

6.
Timing of Payments and Section 409A.

(a)
Notwithstanding anything to the contrary in this Agreement, if at the time the Executive’s employment terminates, the Executive is a “specified employee,” as defined below, any and all amounts payable under this Agreement on account of such separation from service that would (but for this provision) be payable within six (6) months following the date of termination, shall instead be paid on the next business day following the expiration of such six (6)-month period or, if earlier, upon the Executive’s death; except (A) to the extent of amounts that do not constitute a deferral of compensation within the meaning of Treasury regulation Section 1.409A-1(b) (including without limitation by reason of the safe harbor set forth in Section 1.409A-1(b)(9)(iii), as determined by the Company in its reasonable good faith discretion); (B) benefits which qualify as excepted welfare benefits pursuant to Treasury regulation Section 1.409A-1(a)(5); or (C) other amounts or benefits that are not subject to the requirements of Section 409A of the Code (“Section 409A”).

(b)
For purposes of this Agreement, all references to “termination of employment” and correlative phrases shall be construed to require a “separation from service” (as defined in Section 1.409A-1(h) of the Treasury regulations after giving effect to the presumptions contained therein), and the term “specified employee” means an individual determined by the Company to be a specified employee under Treasury regulation Section 1.409A-1(i).

(c)
Each payment made under this Agreement shall be treated as a separate payment and the right to a series of installment payments under this Agreement is to be treated as a right to a series of separate payments.

(d)
In no event shall the Company have any liability relating to the failure or alleged failure of any payment or benefit under this Agreement to comply with, or be exempt from, the requirements of Section 409A.

7.
Section 280G Modified Cutback. Notwithstanding any other provision of this Agreement, if any payment distribution or provision of a benefit by the Company or its Affiliates to or for the benefit of the Executive, whether paid or payable, distributed or distributable or provided or to be provided pursuant to the terms of this Agreement or otherwise (a “Payment”), (a) would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties with respect to such excise tax (such excise tax, together with any such interest or penalties, are hereinafter collectively referred to as the “Excise Tax”) and (b) the net after-tax amount of such Payments, after the Executive has paid all taxes due thereon (including, without limitation, the Excise Tax), would be less than the net after-tax amount of all such Payments otherwise due to the Executive in the aggregate if such Payments were reduced to an amount equal to 2.99 times the Executive’s “base amount” (as defined in Section 280G(b)(3) of the Code), then the aggregate amount of such Payments payable to the Executive shall be reduced to an amount that will equal 2.99 times the Executive’s base amount. To the extent any Payments are required to be so reduced, the Payments due to the Executive shall be reduced in the following order, unless otherwise agreed and such agreement is in compliance with Section 409A: (i) Payments that are payable in cash, with amounts that are payable last reduced first; (ii) Payments due in respect of any equity or equity derivatives included at their full value under Section 280G of the Code (rather than their accelerated value); (iii) Payments due in respect of any equity or equity derivatives valued at accelerated value under Section 280G of the Code, with the highest values reduced first (as such values are determined under Treasury Regulation Section 1 280G-I, Q&A 24); and (iv) all other non-cash benefits. The determination of any reduction in Payments in accordance with this Section 7 shall be made by the Company’s independent public accountants or another firm designated by the Company.

8.
Definitions.  For purposes of this Agreement, the following definitions apply:

“Affiliates” means all persons and entities directly or indirectly controlling, controlled by or under common control with the Company, where control may be by management authority, equity interest or otherwise.

“Change of Control” the occurrence of any of the following events:

(i)
any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then outstanding voting securities;

(ii)
the consummation by the Company of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation (in substantially the same proportions relative to each other as immediately prior to the transaction); or

(iii)
the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets (it being understood that the sale or spinoff of one or more (but not all material) divisions of the Company shall not constitute the sale or disposition of all or substantially all of the Company’s assets).

Further and for the avoidance of doubt, a transaction will not constitute a Change of Control if: (i) its sole purpose is to change the state of the Company’s incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” means any and all information of the Company and its Affiliates that is not generally available to the public. Confidential Information also includes any information received by the Company or any of its Affiliates from any Person with any understanding, express or implied, that it will not be disclosed.  Confidential Information does not include information that enters the public domain, other than through the Executive’s breach of his obligations under this Agreement or any other agreement between the Executive and the Company or any of its Affiliates.

“Intellectual Property” means inventions, discoveries, developments, methods, processes, compositions, works, concepts and ideas (whether or not patentable or copyrightable or constituting trade secrets) conceived, made, created, developed or reduced to practice by the Executive (whether alone or with others, whether or not during normal business hours or on or off Company premises) during the Executive’s employment that relate either to the business of the Company or any of its Affiliates or to any prospective activity of the Company or any of its Affiliates or that result from any work performed by the Executive for the Company or any of its Affiliates or that make use of Confidential Information or any of the equipment or facilities of the Company or any of its Affiliates.

“Restricted Area” means any geographic area in which the Company or any of its Affiliates does business or is actively planning to do business during Executive’s employment or, with respect to the portion of the Non-Competition Period that follows the termination of the Executive’s employment, any geographic area in which the Executive, at any time within the last two (2) years of the Executive’s employment with the Company, provided services or had a material presence or influence.

“Services” means any of the services that the Executive provided to the Company or any of its Affiliates at any time during the Executive’s employment with the Company or, with respect to the portion of the Non-Competition Period that follows the termination of the Executive’s employment, during the last two (2) years of the Executive’s employment with the Company.

“Person” means an individual, a corporation, a limited liability company, an association, a partnership, an estate, a trust or any other entity or organization, other than the Company or any of its Affiliates.

9.
Conflicting Agreements. The Executive hereby represents and warrants that his signing of this Agreement and the performance of his obligations under it will not breach or be in conflict with any other agreement to which the Executive is a party or is bound, and that the Executive is not now subject to any covenants against competition or similar covenants or any court order that could affect the performance of his obligations under this Agreement.  The Executive agrees that the Executive will not disclose to or use on behalf of the Company any confidential or proprietary information of a third party without that party’s consent.

10.
Withholding.  All payments made by the Company under this Agreement shall be reduced by any tax or other amounts required to be withheld by the Company to the extent required by applicable law.

11.
Assignment.  Neither the Executive nor the Company may make any assignment of this Agreement or any interest in it, by operation of law or otherwise, without the prior written consent of the other; provided, however, the Company may assign its rights and obligations under this Agreement without the Executive’s consent to one of its Affiliates or to any Person with whom the Company shall hereafter effect a reorganization, consolidate or merge, or to whom the Company shall hereafter transfer all or substantially all of its properties or assets.  This Agreement shall inure to the benefit of and be binding upon the Executive and the Company, and each of their respective successors, executors, administrators, heirs and permitted assigns.

12.
Severability.  If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

13.
Miscellaneous.  This Agreement sets forth the entire agreement between the Executive and the Company, and replaces all prior and contemporaneous communications, agreements and understandings, written or oral, with respect to the terms and conditions of the Executive’s employment; provided, however that this Agreement shall not supersede any prior assignment of intellectual property to the Company or any of its Affiliates.  This Agreement may not be modified or amended, and no breach shall be deemed to be waived, unless agreed to in writing by the Executive and an expressly authorized representative of the Board.  The headings and captions in this Agreement are for convenience only and in no way define or describe the scope or content of any provision of this Agreement.  This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.  This is a Massachusetts contract and shall be governed and construed in accordance with the laws of the State of Massachusetts, without regard to any conflict of laws principles that would result in the application of the laws of any other jurisdiction.

14.
Notices.  Any notices provided for in this Agreement shall be in writing and shall be effective when delivered in person or deposited in the United States mail, postage prepaid, and addressed to the Executive at his last known address on the books of the Company or, in the case of the Company, to it at its principal place of business, attention of the Chairman of the Board, or to such other address as either party may specify by notice to the other actually received.

The Executive acknowledges that (1) the Company provided the Executive with this Agreement at least ten (10) business days before its effective date, (2) the Executive has been and is hereby advised of the Executive’s right to consult an attorney before signing this Agreement, and (3) the Executive has carefully read this Agreement and understands and agrees to all of the provisions in this Agreement.

IN WITNESS WHEREOF, this Agreement has been executed by the Company, by its duly authorized representative, and by the Executive, as of the date first above written.

The Executive:	The Company:
Advent Technologies, Inc

/s/ Kevin Brackman	/s/ Vasilis Gregoriou
Kevin Brackman	Vasilis Gregoriou
Chief Executive Officer